Exhibit 99.3

RECENT DEVELOPMENTS

The information set forth below does not purport to be complete and supplements, and is qualified in its entirety by, the more detailed information contained in Québec’s Annual Report on Form 18-K for the fiscal year ended March 31, 2016, as amended.

Investment in Bombardier

On June 23, 2016, the Ministère de l’Économie, de la Science et de l’Innovation du Québec, through Investissement Québec, has reached a definitive agreement with Bombardier Inc. regarding its previously announced US$1.0 billion investment by the Government for a 49.5% stake in a newly created limited partnership that will carry on the operations related to the C Series aircraft program of Bombardier Inc. This program involves the development of a new commercial aircraft targeting the 100- to 150-seat market segment. In return, Bombardier Inc. will, in exchange for a 50.5% stake in this partnership, transfer all of the assets, liabilities and obligations of the C Series aircraft program.

According to the definitive agreement, the Government agrees to disburse the investment in two equal instalments of US$500 million, the first having been paid on June 30, 2016 and the second being payable on September 1, 2016, and will also receive a total of up to 100 million warrants (50 million on each disbursement date), each warrant entitling the Government to purchase 1 – Class B share of Bombardier Inc. (representing approximately 4.26% of the aggregate issued and outstanding Class A shares and Class B shares in the capital of Bombardier Inc., assuming the exercise of the warrants) at an exercise price per share equal to U.S. $1.72, for a period of 5 years from the date of issue.